----------------------------
                          EPSTEIN BECKER & GREEN, P.C.
                          ----------------------------
                                ATTORNEYS AT LAW
                      150 NORTH MICHIGAN AVENUE, 35TH FLOOR
                          CHICAGO, ILLINOIS 60601-7553
                                  312.499.1400
                                FAX: 312.845.1998
                                   EBGLAW.COM

STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.845.1998
SDRAKE@EBGLAW.COM



                                                   August 6, 2007



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

         Re:   Z Trim Holdings, Inc.
               Withdrawal of Registration Statement on Form S-3
               File No. 333-144970
               ------------------------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, we respectfully request on behalf of the registrant, Z Trim Holdings, Inc., withdrawal of the Registration Statement on Form S-3, File No. 333-144970 (the "Registration Statement"), filed by the registrant under the Securities Act. The Registration Statement is being withdrawn because it was filed erroneously as a new registration statement instead of as an amendment to a prior registration statement, as intended. Please be advised that no securities have been sold pursuant to the Registration Statement.

                                           Very truly yours,

                                           /s/ Stephen R. Drake
                                           -----------------------
                                           Stephen R. Drake


cc:      Greg Halpern


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